U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐  Form 10D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to  a portion of the  filing checked above,  identify the Item(s) to which the notification relates:

Part I - Registrant Information

iGambit Inc.

Full Name of Registrant

Former Name if Applicable

1050 West Jericho Turnpike, Suite A

Address of Principal Executive Office (Street and Number)

Smithtown, New York 11787

City, State and Zip Code

7108723 _1

Part II - Rules 12b-25(b) and (c)

If the subject  report could not be  filed without unreasonable effort or expense and the registrant  seeks relief pursuant to Rule 12b-25(b), the  following should  be completed. (Check box,  if appropriate)

(a)The reasons described  in reasonable detail in Part  III of this form could  not be eliminated without  unreasonable effort or expense;

(b) The subject  annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-

☒

SAR,  or Form N-CSR, or portion thereof, will be  filed on or before the  fifteenth calendar day following the prescribed due date; or the subject  quarterly report or transition report on Form 10-Q or subject  distribution report on Form 10-D, or portion thereof, will be  filed on or before the  fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit  required by Rule 12b-25(c) has been attached  if applicable.

Part III - Narrative

State  below  in  reasonable  detail  the  reasons  why  the  Form  10-K,  20-F,  11-K,  10-Q,  10-D,  N-SAR,  N-CSR,  or  the

transition  report  or  portion  thereof  could  not  be  filed  within  the  prescribed  time  period.  (Attach  extra  sheets  if needed)

The  Form  10-Q  could  not  be  filed  within  the  prescribed  time  because  additional  time  is  required  by  Registrant’s management  and auditors to  prepare certain financial information to be  included  in such report.

Part IV - Other Information

(1)   Name and telephone number of person to contact  in regard to this notification:

John Salerno

(631)

670-6777

(Name)

(Area Code)

(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange  Act  of 1934 or

Section 30 of the Investment  Company Act of 1940 during the preceding 12  months or for such shorter period that the registrant  was required to file such report(s) been filed? If the answer  is no, identify report(s).

☒    Yes    No

(3)   Is it  anticipated that any significant  change  in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be  included  in the subject  report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and,  if appropriate, state the reasons why a reasonable estimate of the results cannot  be made.

7108723 _1

IGAMBIT, INC.

(Name of Registrant as specified in charter)

has caused this notification to  be signed on its behalf by the undersigned thereunto  duly authorized.

Date:    August 14, 2015

By:

_/s/ John Salerno

John Salerno

Chief Executive Officer

7108723 _1